Filed Pursuant to Rule 253(g)(2)
File No. 024-10583

MOGULREIT I, LLC

SUPPLEMENT NO. 9 DATED JANUARY 11, 2017
TO THE AMENDED OFFERING CIRCULAR DATED AUGUST 15, 2016

This document supplements, and should be read in conjunction with, the amended offering circular of MogulREIT I, LLC (“we”, “our”, “us” or the “Company”), dated August 15, 2016, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “SEC”) on August 15, 2016 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Announce the declaration of distributions; and
•	Update our asset acquisitions

Declaration of Distributions

On January 4, 2017, the Company’s manager, RM Adviser, LLC (the “Manager”), authorized a cash distribution of $0.0667 per share of the Company’s common stock to shareholders of record on January 31, 2017.  The distribution will be paid on or about February 17, 2017.

This distribution equates to approximately 8% on an annualized basis assuming a $10.00 per share purchase price and calculated for the period beginning January 1, 2017 and ending January 31, 2017.  The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.

While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distribution disclosed herein.

Asset Acquisitions

The following information supplements the section of the Offering Circular captioned “Plan of Operation”:

 Acquisition of Animas Preferred Equity

 On January 4, 2017, we acquired a $1,460,525 preferred equity investment in connection with an acquisition of the Animas Building, a 111,451 square foot office/warehouse/production property in West Chester, Pennsylvania (“Animas”).  We acquired the preferred equity from Realty Mogul, Co. for a purchase price of $1,450,128.29, which represents the $1,460,525 investment less $24,614.79 of principal payments previously received by Realty Mogul, Co. plus $14,218.08 of accrued but unpaid interest through January 4, 2017.

The property is leased to Animas Corporation, which designs, develops and distributes insulin pumps to individuals with diabetes.  Animas Corporation is a subsidiary of Johnson & Johnson Company (“Johnson & Johnson”) and was acquired by Johnson & Johnson in 2006 for over $500,000,000. The Animas Building is 100% leased to Animas Corporation, its sole tenant, through 2021.  The property is leased under a triple-net lease. As is typical of tenants in triple-net leases, the tenant of this property carries all property taxes, insurance and maintenance expenses, resulting in lower landlord expenses when compared to other types of leases.

The property, originally built in 1997, was acquired by the sponsor of this transaction in October 2016 at a price equal to $85.24 per square foot, which is lower than the estimated replacement cost of $95.38 per square foot.

The property is located at 200 Lawrence Drive, West Chester, Pennsylvania 19380, which is just off Route 202, a major highway connecting to Philadelphia.

The preferred equity investment has a 10.50% fixed interest rate and is fully amortizing over a four-year period.  The preferred equity investment is expected to be repaid in full by October 2020, before Animas Corporation’s lease expires in 2021.

The sponsor and the sponsor’s affiliates specialize in acquiring office and retail assets with a long-term investment objective, and they have previously acquired 12 assets with a combined value of $56,000,000.  The sponsor plans to hold the property long term.

The sponsor financed the acquisition with (i) $6,475,000 in senior debt, (ii) $1,460,525 in preferred equity (held by us), and (iii) $1,500,000 in common equity.

Realty Mogul, Co. and affiliates, as part of the original investment made in October 2016, received $29,210.50 in origination fees before we acquired the investment. These fees were not borne by or paid to us.